EXHIBIT 12.1

DUKE REALTY LIMITED PARTNERSHIP

EARNINGS TO FIXED CHARGES CALCULATION

(in thousands, except ratios)

December 31, 2006

Net income from continuing operations, less preferred distributions	$106,924
Preferred distributions	56,419
Interest expense	179,007
Earnings before fixed charges	$342,350

Interest expense	$179,007
Interest costs capitalized	36,260
Total fixed charges	215,267

Preferred distributions	56,419
Total fixed charges and preferred distributions	$271,686

Ratio of earnings to fixed charges	1.59

Ratio of earnings to combined fixed charges and preferred distributions	1.26